SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




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                                                  :
                In the Matter of                  :
                                                  :
      PUBLIC SERVICE COMPANY OF OKLAHOMA          :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-9055                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26735 dated June 27, 1997, it is required that PSO file semi-annual reports providing the following information with respect to the activities related to its investment in SCIENTECH, Inc. (SCIENTECH): 1) a description of the types of services performed by SCIENTECH during the period; 2) a description of any services provided to CSW or PSO or any other CSW subsidiary by SCIENTECH during the period; 3) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its equity interests in SCIENTECH; and 4) a statement regarding the purchase by PSO of any additional Option Shares of SCIENTECH.

This report covers the semi-annual period ending June 30, 1998.



1)   DESCRIPTION OF THE TYPES OF SERVICES PERFORMED BY SCIENTECH DURING
     THE PERIOD

           SCIENTECH provided services, systems and instruments, which describe, regulate, monitor and enhance the safety and reliability of plant operations and their environmental impact. Nearly 40% of SCIENTECH's utility services business involves analysis and evaluation of operations, safety, and risk using proprietary technologies. Approximately 20% of SCIENTECH's utility services business is associated with engineering and operational support activities involving nuclear materials and facilities, design and installation of microwave transmission systems, and training and simulator instruction for nuclear power plants. Approximately 10% of SCIENTECH's utility services business involves the design and installation of enhanced physical security systems. Additionally, 10% of SCIENTECH's utility services business involves the support services related to environmental compliance and clean-up. Industry research, publication, information management and other network services account for 15% of SCIENTECH's utility business, the remaining 5% involves software sales, including software to support power plant operations.

           Under contracts with the U.S. Department of Energy relating to the nuclear industry, SCIENTECH provides government agency services to the U.S. Department of Defense and the Nuclear Regulatory Commission. SCIENTECH's government agency services business principally involves the design and installation of enhanced physical security systems and work requiring skills in safety analysis and assessment, knowledge of secure handling of nuclear materials, technical review, technical policymaking and technical policy implementation.

           Additionally, SCIENTECH applies some of its expertise to applications outside of government and utility operations. SCIENTECH has sold environmental services to mining operations, internet services to non-utilities, and risk and reliability services to the industrial sector.


2) DESCRIPTION OF ANY SERVICES PROVIDED TO CSW OR PSO OR ANY OTHER CSW SUBSIDIARY BY SCIENTECH DURING THE PERIOD

           SCIENTECH provided risk and reliability database subscription services to the South Texas Project (STP), a nuclear generating plant owned in part by Central Power and Light Company, a subsidiary of CSW. In addition, SCIENTECH has an agreement with STP to provide database maintenance services.

3) STATEMENT OF ANY DIVIDENDS OR INTEREST PAID TO PSO, BOTH FOR THE PERIOD AND CUMULATIVELY, AS A RESULT OF ITS EQUITY INTERESTS IN SCIENTECH

           No interest or dividends were paid to PSO during the period nor cumulatively. However, PSO had equity earnings of $131,651 in the first six months of 1998.


4) STATEMENT REGARDING THE PURCHASE BY PSO OF ANY ADDITIONAL OPTION SHARES OF SCIENTECH

           During the period, PSO exercised 100% of its outstanding SCIENTECH options. PSO purchased 206,000 shares of non-voting preferred stock representing approximately 10% of SCIENTECH's current total of outstanding stock for $1,854,000. The term, pricing and amount for these options had been approved in the initial SEC order. PSO has no more outstanding SCIENTECH options.



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                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 21st day of August 1998.

                                            Public Service Company
                                                 of Oklahoma

                                            /S/  R. RUSSELL DAVIS
                                              R. Russell Davis

                                            Controller and Chief
                                             Accounting Officer